FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated March 29, 2012

TRANSLATION

Autonomous City of Buenos Aires, March 29, 2012

Messrs
Buenos Aires Stock Exchange

Re.: YPF - Preliminary results of exploratory well on conventional oil formations, Vizcacheras Oeste X-2, in the Mendoza Province

Dear Sirs:

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that, under our annual exploration program, we have drilled the Vizcacheras Oeste X-2 exploratory well located in the Vizcacheras block, in the Mendoza Province.

The objective of the Vizcacheras Oeste X-2 well consisted in evaluating the presence and productivity of conventional hydrocarbons in the Papagayos formation with a depth of 2,140 meters and confirming the proposed prospective model. Said well started its production with an initial average daily volume of 270 barrels of oil of 28° API quality within a 10 meters section of the formation.

The positive results obtained allow us to extend the estimate of the prospective area of Vizcacheras in approximately 30 Km2, with expected resources totaling 20 million barrels of oil equivalent in this area in the Mendoza Province.1

This conventional oil discovery, together with the one communicated on January 5, 2012 in the Chachachuen block, represents a total resources addition of 60 million barrels of oil equivalent in the Mendoza Province.1

Since the project is in its initial stage we do not yet have enough information to quantify the related reserves.

Yours faithfully,

GUILLERMO REDA
Market relations officer
YPF S.A.

1 These resources do not constitute proved reserves to date and they will only be recognized as such when they comply with formal criteria requested by the National Securities Commission (“Comisión Nacional de Valores”) and the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 29, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Market Relations Officer